Exhibit 4.7

Amended and Restated Loan Agreement

THIS AMENDED AND RESTATED LOAN AGREEMENT (this “Agreement”) is made effective as of __1st June__ , 2025 (the “Effective Date”).

BY AND BETWEEN:

(1)	Northstar Digital (HK) Limited, a company incorporated under the laws of Hong Kong having its registered address at Room 419, Level 4, Dina House, Ruttonjee Centre, 3-11 Duddell Street, Central, Hong Kong (the “Lender”); and

(2)	Antalpha Digital Pte. Ltd., a company incorporated in Singapore, having its registered address at 1 Raffles Place, #36-01 One Raffles Place, Singapore, 048616 (the “Borrower”),

each a “Party” and collectively as the “Parties”.

WHEREAS:

(A)	The Parties are party to the Loan Agreement original dated as of 4 August 2022 (“Original Loan Agreement”), under which the Borrower desires to borrow and the Lender agrees to lend Digital Currency (as defined below) from time to time (the “Loan Assets”) to facilitate its business operations in accordance with the terms and conditions therein.

(B)	The Borrower has requested that the Lender agree to amend and restate the Original Loan Agreement to make certain modifications, as set forth below.

(C)	The Lenders has agreed to make such amendment and restatement upon the terms and conditions set forth in this Agreement.

(D)	Accordingly, in consideration of the mutual conditions and agreements set forth in this Agreement, and for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows.

IT IS AGREED as follows:

1.	Defined Terms.

“Business Day” means a day on which banks are generally open for business in Singapore and excluding any Saturday or Sunday.

“Collateral” has the meaning set out in paragraph 3.1 of this Agreement.

“Digital Currency” means Bitcoin (BTC), USDT, USDC, XAUT or any other digital currency as agreed between the Parties.

“Digital Assets” means any digital representation of value or rights that is created, recorded, or stored electronically and can be transferred, stored, or traded using distributed ledger technology or any similar technology, including, without limitation, cryptocurrencies, stablecoins, digital tokens and other similar digital units of value, whether now existing or developed in the future.

“Encumbrance” means any lien, claim, charge (whether fixed or floating), security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind.

“Fed Rate” means the lower limit of the target range for the federal funds rate set by the Federal Open Market Committee of the Board of Governors of the U.S. Federal Reserve System in effect of the Business Day (or, if such day is not a Business Day or such rate has not yet been published for such day, the immediately preceding Business Day) or, if: (i) such rate is no longer available, any comparable successor rate: and (ii) such rate or successor rate is set as a single rate, rather than a range, such rate. Any change in the lower limit of the target range for the federal funds rate shall be effective from and including the date of such change.

“Loan Assets” means any amount of Digital Currency or any other property agreed between the Parties from time to time transferred in a Loan until such Digital Currency or other property (or identical Digital Currency or other property) amount is transferred back to Lender.

“Loan Facility” means the committed Loan made available by the Lender to the Borrower under this Agreement, up to the maximum aggregate amount specified herein and on the terms and conditions set out in this Agreement.

“T” means the date that the transfer request is submitted by the Borrower to the Lender.

“Termination Date” means the earlier of (i) the fifth (5th) anniversary of the Effective Date; and (ii) the date upon which the Loan Assets become immediately due and payable pursuant to Clauses 6 (Repayment) and 10 (Events of Default).

2.	Loan.

Clause 2 of the Original Agreement shall be, and is hereby, amended and restated in its entirety as follows:

2.1.	The Lender shall make available to the Borrower a committed loan facility in a minimum aggregate amount of US$1,000,000,000 per year (the “Loan”), under which the Loan Assets may be made available from time to time in accordance with the terms and conditions of this Agreement. Each drawing of the Loan Assets shall be subject to a written request from the Borrower. Upon the Borrower’s request, the Lender shall make available an additional amount equal to 15% of the committed Loan Facility for that year, subject to the terms and conditions of this Agreement. The Parties shall review the amount of the committed loan facility on an annual basis.

2.2.	The Lender agrees not to provide funding to other supply chain finance companies that compete with the Borrower during the term of this Agreement without the prior written consent of the Borrower.

2.3.	The Parties agree that the minimum tenor for each drawdown shall be one (1) year from the date of the transfer of the Loan Assets to the Borrower, which can be further extended by mutual agreement between the Parties.

2.4.	The primary purpose of the Loan is for the Borrower to provide facilities to its clients, including but not limited to machines loan, purchase order loan and hashrate loan, or other such facilities or purpose as agreed by the Parties from time to time. The Borrower may request Loan Assets in an amount up to the loan receivable amount provided to its clients.

3.	Collateral.

Clause 3 of the Original Agreement shall be, and is hereby, amended and restated in its entirety as follows:

3.1	Unless otherwise agreed by the Parties, the Borrower shall ensure that the value of the collateral it takes from its clients as security for the facilities provided to those clients, including but not limited to deposits for purchase orders, mining machines and all Digital Currency (being, for these purposes, bitcoin (BTC), ether (ETH), Tether Gold (XAUT), Tether (USDT), USD Coin (USDC) and any other Digital Assets as may be agreed between the Parties from time to time) (the “Collateral”), shall not be less than the amount of the facilities provided to the relevant client at the time this Loan Facility is granted. For the purposes of this Clause 3, references to Collateral include all Digital Assets received by the Borrower including, without limitation(i) from the Borrower’s clients and (ii) from all subsidiaries that are directly or indirectly controlled by the parent company of the Borrower.

3.2	The Borrower hereby pledges, charges, assigns and grants to the Lender a first priority, continuing security interest in all of its rights, title and interest in, to and under the Collateral (including any proceeds thereof) to secure the prompt and complete payment and performance of all the Borrower's obligations pursuant to this Agreement.

3.3	The Lender shall provide the Borrower with viewing access and the right to monitor the Digital Assets delivered as Collateral standing to the credit of the relevant wallet address(es), and shall not transfer, or permit the transfer of, such Digital Assets to any other address without the prior written consent of the Borrower.

3.4	For the avoidance of doubt, upon repayment in full of the Loaned Assets and all other amounts then due and payable in respect of the relevant Loan, the Lender shall return to the Borrower the same type and amount of Collateral as was originally delivered by or on behalf of the Borrower, by transferring such Collateral to the wallet address(es) notified in writing by the Borrower for that purpose.

4.	Account Management and Monitoring.

Clause 4 of the Original Agreement shall be, and is hereby, amended and restated in its entirety as follows:

4.1	The Parties shall use the address as agreed by both parties in writing for the purpose of transferring the Loan Assets under this Agreement.

4.2	Transferring timelines:

(i)	For Request submitted before 15:00 (GMT+8), the Lender shall transfer the Loan Assets to the designated account of the Borrower by 12:00 (GMT+8) on T + three (3) Business Day; or

(ii)	For Request submitted after 15:00 (GMT+8), the Lender shall transfer the Loan Assets to the designated account of the Borrower by 24:00 (GMT+8) on T + three (3) Business Day.

4.3	The Borrower shall as soon as reasonably practicable inform the Lender in case of default or other circumstances under the loan agreements with its clients that will trigger liquidation of the BTC provided to the Lender as Collateral. In such a case, the Lender shall transfer the BTC to the designated account of the Borrower immediately, and the Borrower shall repay the relevant Loan Assets within five (5) Business Days to the address designated by the Lender as soon as possible.

5.	Interest.

Clause 5 of the Original Agreement shall be, and is hereby, amended and restated in its entirety as follows:

5.1	The Loan shall bear the interest in the rate as set out in the Schedule.

5.2	Except as otherwise provided herein, such interest shall accrue from the same day for Loan Assets received in the Borrower’s designated account before 10:00 (GMT+8), and from the next Business Day for Loan Assets received after 10:00 (GMT+8).

5.3	The interest shall be settled on a monthly basis. The Lender shall provide the interest invoice for the previous month to the Borrower on or before the third (3rd) calendar day of each month.

5.4	The Borrower shall pay the interest of the previous month to the Lender by the twelfth (12th) calendar day of each month, and if that day is not a Business Day, the next Business Day.

5.5	In the event of late interest payment, the Parties shall resolve in good faith. The Lender shall retain the right to charge a penalty interest at an annual rate of 10% daily until it is fully repaid.

6.	Repayment and Prepayment.

Clause 6 of the Original Agreement shall be, and is hereby, amended and restated in its entirety as follows:

6.1	The Borrower shall have the right to repay at any time and from time to time, in whole or in part, the outstanding principal balance of the Loan Assets (including any interest accrued thereon) by providing prior written notice to the Lender. All repayments shall be made without penalty and the committed facilities amount shall be reinstated for the amount repaid. The Lender does not have the right to ask for early repayment.

6.2	The Borrower may repay any or all of the Loan to the Lender in the form of fiat currency or Digital Currency. The Borrower shall repay such amount of fiat currency or Digital Currency which, if converted into USD using the spot rate quoted on a principal foreign exchange trading venue (with respect to fiat currency) or Binance (with respect to Digital Currency) or any other prevailing commercially available source designated by the Lender at the time of such repayment, would be no less than the amount the Lender would receive if paid in USD. Notwithstanding the above, any repayment of the Loan in any form of Digital Currency, fiat currency or other property (other than the currency in which the Loan is denominated) shall be subject to the prior consent of the Lender, such consent not to be unreasonably withheld or delayed, and to agreement between the Parties on the form of such payment.

6.3	The last day of interest calculation shall be the date on which the Borrower makes the payment to the designated repayment address of the Lender.

7.	Conflict; Prevailing Terms

7.1.	In the event of any inconsistency or conflict between any definition or provision in this Agreement and any corresponding definition or provision in the Original Agreement, the terms of this Agreement shall prevail as between the Parties. Except as expressly amended or supplemented by this Agreement, all other terms and conditions of the Original Agreement shall remain in full force and effect and shall continue to govern the relationship between the Parties.

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Schedule

IN WITNESS WHEREOF, the undersigned have executed this Agreement as a deed.

EXECUTED AS A DEED BY:
Northstar Digital (HK) Limited

By:	/s/ Weichao Zhang
Name:	Weichao Zhang
Title:	Director

EXECUTED AS A DEED BY:
Antalpha Digital Pte. Ltd

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Authorized Signatory